UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[Check one]

☑	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	Commission File Number:

FORTUNA SILVER MINES INC.
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English (if applicable))

British Columbia
(Province or other jurisdiction of incorporation or organization)

1040
(Primary Standard Industrial
Classification Code Number (if applicable))

Not applicable
(I.R.S. Employer
Identification Number (if applicable))

355 Burrard Street, Suite 840
Vancouver, British Columbia, Canada V6C 2G8
(604) 484-4085
(Address and telephone number of Registrant’s principal executive offices)

National Corporate Research, Ltd.
10 East 40th Street, 10th Floor
New York, New York 10016
(212) 947-7200
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

copies to:

Sally Whittall	Edwin S. Maynard
Fortuna Silver Mines Inc.	Paul, Weiss, Rifkind, Wharton & Garrison LLP
355 Burrard Street, Suite 840	1285 Avenue of the Americas
Vancouver, British Columbia, Canada V6C 2G8	New York, New York 10019-6064
(604) 484-4085	(212) 373-3000

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common shares, no par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

For Annual Reports indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Not applicable

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, please indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐	82-_____________	No ☑

Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.

Yes ☐	No ☑

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐	No ☐

DOCUMENTS FILED AS PART OF THIS REGISTRATION STATEMENT

The following documents have been filed as part of this Registration Statement on Form 40-F as Exhibits hereto:

Exhibits	Documents
Annual Information
99.1	Annual Information Form for the fiscal year ended December 31, 2010
99.2	Management’s Discussion & Analysis for the year ended December 31, 2010
99.3	Annual Information Form for the fiscal year ended December 31, 2009
99.4	Management’s Discussion & Analysis for the year ended December 31, 2009
99.5	Audited Annual Consolidated Financial Statements for the years ended December 31, 2010 and 2009
99.6	Audited Annual Consolidated Financial Statements for the years ended December 31, 2009 and 2008
99.7	Reconciliation to United States Generally Accepted Accounting Principles
Quarterly Information
99.8	Management’s Discussion and Analysis for the second quarter ended June 30, 2011
99.9	Interim Consolidated Financial Statements for the second quarter ended June 30, 2011
99.10	Management’s Discussion and Analysis for the first quarter ended March 31, 2011
99.11	Interim Consolidated Financial Statements for the first quarter ended March 31, 2011
99.12	Management’s Discussion and Analysis for the third quarter ended September 30, 2010
99.13	Interim Consolidated Financial Statements for the third quarter ended September 30, 2010
99.14	Management’s Discussion and Analysis for the second quarter ended June 30, 2010
99.15	Interim Consolidated Financial Statements for the second quarter ended June 30, 2010
99.16	Management’s Discussion and Analysis for the first quarter ended March 31, 2010
99.17	Interim Consolidated Financial Statements for the first quarter ended March 31, 2010
Shareholder Meeting Materials
99.18	Information Circular dated April 11, 2011 with respect to the annual meeting of Fortuna Silver Mines Inc. shareholders held on May 26, 2011
99.19	Report of voting results with respect to the annual meeting of Fortuna Silver Mines Inc. shareholders held on May 26, 2011
99.20	Information Circular dated April 30, 2010 with respect to the annual meeting of Fortuna Silver Mines Inc. shareholders held on June 23, 2010
99.21	Report of voting results with respect to the annual meeting of Fortuna Silver Mines Inc. shareholders held on June 23, 2010
Material Change Reports
99.22	Material Change Report dated August 10, 2011
99.23	Material Change Report dated January 13, 2011
99.24	Material Change Report dated December 23, 2010
99.25	Material Change Report dated December 15, 2010
99.26	Material Change Report dated December 1, 2010
99.27	Material Change Report dated April 26, 2010
99.28	Material Change Report dated April 12, 2010
99.29	Material Change Report dated March 2, 2010

99.30	Material Change Report dated February 3, 2010
99.31	Material Change Report dated January 18, 2010
News Releases
99.32	Press release dated August 10, 2011
99.33	Press release dated January 13, 2011
99.34	Press release dated December 23, 2010
99.35	Press release dated December 15, 2010
99.36	Press release dated December 1, 2010
99.37	Press release dated December 1, 2010
99.38	Press release dated April 26, 2010
99.39	Press release dated April 12, 2010
99.40	Press release dated March 2, 2010
99.41	Press release dated February 3, 2010
99.42	Press release dated January 18, 2010
Other Material Documents Filed with Canadian Securities Regulators
99.43	Final Short Form Prospectus dated December 17, 2010
99.44	Final Short Form Prospectus dated February 18, 2010
99.45	Underwriting Agreement, dated as of December 7, 2010, by and among Fortuna Silver Mines, Inc., Canaccord Genuity Corp., CIBC World Markets, Inc., BMO Nesbitt Burns Inc. and Cormark Securities Inc.
99.46	Underwriting Agreement, dated as of February 9, 2010, by and among Fortuna Silver Mines, Inc., CIBC World Markets, Inc., Canaccord Financial Ltd., and BMO Nesbitt Burns Inc.
99.47	Technical Report, dated June 9, 2010, by Chlumsky, Armbrust & Meyer, LLC
Consents
99.48	Consent of Deloitte & Touche LLP.
99.49	Consent of Richard L. Nielsen, PhD, Steve Milne, P.E. and Robert L. Sandefur, P.E. of Chlumsky, Armbrust and Meyer, LLC
99.50	Consent of Michael J. Lechner, P. Geo., of Resource Modeling Incorporated
99.51	Consent of Donald F. Earnest, RG, of Resource Evaluation Incorporated
99.52	Consent of Craig S. Bow, PhD, Gregory Chlumsky, QP-MSSA and Steve L. Milne, PE of Chlumsky, Armbrust and Meyer, LLC

OFF-BALANCE SHEET ARRANGEMENTS

Fortuna Silver Mines Inc. does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual obligations of Fortuna Silver Mines Inc. as of December 31, 2010:

Contractual Obligations (in thousands of U.S. dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Accounts payable and accrued liabilities	13,496	13,496	—	—	—
Interest on long-term debt obligations	175	—	175	—	—
Long-term debt obligations	705	—	705	—	—
Capital lease obligations	1,545	1,083	462	—	—
Operating lease obligations	2,579	499	898	692	490
Purchase obligations	—	—	—	—	—
Pensions and employee future benefits obligations	2,086	87	44	1,955	—
Asset retirement obligations	4,924	583	522	626	3,193
Total	25,510	15,748	2,806	3,273	3,683

For additional information on Fortuna Silver Mine Inc.’s commitments, see Notes 11, 13, 14 and 20 (d) to the Audited Annual Consolidated Financial Statements for the years ended December 31, 2010 and 2009 included in Exhibit 99.5.

FORWARD LOOKING INFORMATION

The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Tabular Disclosure of Contractual Obligations” in this Registration Statement on Form 40-F. See “Cautionary Statement – Forward Looking Statements” in the Annual Information Form filed as Exhibit 99.1 to this Registration Statement on Form 40-F.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

Fortuna Silver Mines Inc.’s financial statements, including those incorporated by reference into this Registration Statement, have been prepared in accordance with Canadian disclosure requirements and (with the exception of the interim consolidated financial statements for the periods ended June 30 and March 31, 2011, which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board) in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and are subject to Canadian auditing and auditor independence standards, which disclosure, accounting and auditing requirements, principles and standards are different from those of the United States.

Under the multijurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), the Corporation is permitted to incorporate by reference into this Registration Statement financial statements prepared in accordance with Canadian GAAP, accompanied with a reconciliation of Fortuna Silver Mines Inc.’s financial statements to United States generally accepted accounting principles (“U.S. GAAP”). Significant differences between Canadian GAAP and U.S. GAAP as they pertain to Fortuna Silver Mines Inc. for the years ended December 31, 2010, 2009 and 2008 are described in the Reconciliation to United States Generally Accepted Accounting Principles filed as Exhibit 99.7 to this Registration Statement.

RESOURCE AND RESERVE ESTIMATES

Mineral reserve and resource estimates included or incorporated by reference in this Registration Statement were prepared in accordance with the Canadian Securities Administrators’ NI 43-101, which sets out Canadian standards for public disclosure of scientific and technical information concerning mineral projects.  The requirements of NI 43-101 are materially different from the SEC’s regarding disclosure of mineral reserve and resource estimates.   For example, the SEC generally prohibits disclosure of estimates of mineral resources.   Under the rules of the SEC, a deposit may not be recognized as a “reserve” unless a determination has been made that it may be economically and legally produced or extracted at the time the determination is made.  “Resources” are not “reserves” and “resources” may never be converted into “reserves”.  Further, “resources” classified as “inferred resources” have a greater amount of uncertainty and may never be upgraded to a higher category.  It cannot be assumed that all or any part of an “inferred resource” exists or can be legally or economically mined.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.  Undertaking

Fortuna Silver Mines Inc. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.  Consent to Service of Process

Concurrently with the filing of this registration statement on Form 40-F, Fortuna Silver Mines Inc. has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the agent for service of Fortuna Silver Mines Inc. shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of Fortuna Silver Mines Inc.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2011	FORTUNA SILVER MINES INC.
	By:	/s/ Sally Whittall
		Name:	Sally Whittall
		Title:	Secretary